August 22, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Mr. Patrick Gilmore, Accounting Branch Chief

Re:      DecisionPoint Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed Mach 16, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 23, 2011
Form 8-K filed May 24, 2011
File No. 333-144279

Ladies and Gentlemen:

This is to confirm that DecisionPoint Systems International, Inc. (formerly known as DecisionPoint Systems, Inc.) intends to submit a response to the comment letter of the reviewing Staff of the Commission dated August 10, 2011, relating to the above-referenced filing by September 8, 2011.  The Company is requesting the extension of time to submit the response because of the preparation and filing of the response letter by August 24, 2011, is impracticable without undue hardship and expense to the company.  Please contact David Manno of Sichenzia Ross Friedman Ference LLP at 212-981-6772 if you have any questions regarding this matter.

Very Truly Yours,

/s/ Donald W. Rowley
Chief Financial Officer

t: 949.465.0065
f: 949.859-3647

19655 Descartes
Foothill Ranch, CA 92610-2609
www.decisionpt.com